SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

HALCÓN RESOURCES CORPORATION

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

40537Q100

(CUSIP Number)

HALRES LLC 1000 Louisiana, Suite 6700 Houston, Texas 77002 (832) 538-0300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 17, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40537Q100	Page 2 of 15 Pages

1	NAMES OF REPORTING PERSONS: HALRES LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 110,000,001
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 110,000,001
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 110,000,001
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 60.9% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO (Limited Liability Company)

(1)	Calculated based upon 180,492,654 shares of common stock outstanding, which includes (i) 143,825,987 shares outstanding as of April 23, 2012 (as reported in the Form 8-K filed by the Issuer with the Commission on April 25, 2012) and (ii) 36,666,667 shares of common stock issuable upon exercise of the Warrants (defined herein).

CUSIP No. 40537Q100	Page 3 of 15 Pages

1	NAMES OF REPORTING PERSONS: DAVID B. MILLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 110,000,001 (1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 110,000,001 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 110,000,001 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 60.9% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

CUSIP No. 40537Q100	Page 4 of 15 Pages

(1)	David B. Miller may be deemed to share voting and dispositive power over the securities held by Halcon Resources LLC (“Halcon”); thus, he may also be deemed to be the beneficial owner of these securities (See Item 5). David B. Miller disclaims any beneficial ownership of the securities owned by Halcon in excess of his pecuniary interest in such securities.
(2)	Calculated based upon 180,492,654 shares of common stock outstanding, which includes (i) 143,825,987 shares outstanding as of April 23, 2012 (as reported in the Form 8-K filed by the Issuer with the Commission on April 25, 2012) and (ii) 36,666,667 shares of common stock issuable upon exercise of the Warrants (defined herein).

CUSIP No. 40537Q100	Page 5 of 15 Pages

1	NAMES OF REPORTING PERSONS: D. MARTIN PHILLIPS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 110,000,001 (1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 110,000,001 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 110,000,001 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 60.9% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

CUSIP No. 40537Q100	Page 6 of 15 Pages

(1)	D. Martin Phillips may be deemed to share voting and dispositive power over the securities held by Halcon; thus, he may also be deemed to be the beneficial owner of these securities (See Item 5). D. Martin Phillips disclaims any beneficial ownership of the securities owned by Halcon in excess of his pecuniary interest in such securities.
(2)	Calculated based upon 180,492,654 shares of common stock outstanding, which includes (i) 143,825,987 shares outstanding as of April 23, 2012 (as reported in the Form 8-K filed by the Issuer with the Commission on April 25, 2012) and (ii) 36,666,667 shares of common stock issuable upon exercise of the Warrants (defined herein).

CUSIP No. 40537Q100	Page 7 of 15 Pages

1	NAMES OF REPORTING PERSONS: GARY R. PETERSEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 110,000,001 (1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 110,000,001 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 110,000,001 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 60.9% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

CUSIP No. 40537Q100	Page 8 of 15 Pages

(1)	Gary R. Petersen may be deemed to share voting and dispositive power over the securities held by Halcon; thus, he may also be deemed to be the beneficial owner of these securities (See Item 5). Gary R. Petersen disclaims any beneficial ownership of the securities owned by Halcon in excess of his pecuniary interest in such securities.
(2)	Calculated based upon 180,492,654 shares of common stock outstanding, which includes (i) 143,825,987 shares outstanding as of April 23, 2012 (as reported in the Form 8-K filed by the Issuer with the Commission on April 25, 2012) and (ii) 36,666,667 shares of common stock issuable upon exercise of the Warrants (defined herein).

CUSIP No. 40537Q100	Page 9 of 15 Pages

1	NAMES OF REPORTING PERSONS: ROBERT L. ZORICH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 110,000,001 (1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 110,000,001 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 110,000,001 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 60.9% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

CUSIP No. 40537Q100	Page 10 of 15 Pages

(1)	Robert L. Zorich may be deemed to share voting and dispositive power over the securities held by Halcon; thus, he may also be deemed to be the beneficial owner of these securities (See Item 5). Robert L. Zorich disclaims any beneficial ownership of the securities owned by Halcon in excess of his pecuniary interest in such securities.
(2)	Calculated based upon 180,492,654 shares of common stock outstanding, which includes (i) 143,825,987 shares outstanding as of April 23, 2012 (as reported in the Form 8-K filed by the Issuer with the Commission on April 25, 2012) and (ii) 36,666,667 shares of common stock issuable upon exercise of the Warrants (defined herein).

CUSIP No. 40537Q100	Page 11 of 15 Pages

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends the information provided in the Schedule 13D (the “Original Schedule 13D”) filed with the Securities and Exchange Commission (the “Commission”) by Halcon Resources LLC, David B. Miller, D. Martin Phillips, Gary R. Petersen and Robert L. Zorich (collectively, the “Reporting Persons”) on February 17, 2012.

On March 5, 2012, Halcón Resources Corporation (the “Issuer”) issued 4,444.4511 shares of its 8% Automatically Convertible Preferred Stock (the “preferred stock”) in a private placement to a group of institutional and selected other accredited investors in exchange for approximately $400 million in cash. These shares of preferred stock were automatically convertible into an aggregate of 44,444,511 shares of the Issuer’s common stock, par value $0.0001 per share (the “Common Stock”) upon the satisfaction of certain conditions. On April 17, 2012, these conditions were satisfied and the preferred stock converted into shares of Common Stock; therefore, decreasing the Reporting Persons’ beneficial ownership.

On April 17, 2012 Halcon Resources LLC changed its name to HALRES LLC (“Halcon”).

As described in Item 4 below, on April 24, 2012, the Issuer entered into an Agreement and Plan of Merger with GeoResources, Inc. and HALRES entered into a voting agreement pursuant to which it agreed to vote its shares of Common Stock in favor of the transaction.

This Amendment is being filed to amend the information disclosed in the Original Schedule 13D to reflect a decrease in the Reporting Persons’ beneficial ownership, to reflect Halcon’s name change, and to disclose the voting agreement entered into by HALRES LLC in connection with the merger with GeoResources, Inc. Except as otherwise specified in this Amendment, all items left blank remain unchanged in all material respects and any items that are reported are deemed to amend the corresponding items in the Original Schedule 13D. Capitalized terms used herein but not defined herein have the respective meanings ascribed to them in the Original Schedule 13D.

Item 1.	Security and Issuer.

No modification is made to Item 1 of the Original Schedule 13D.

Item 2.	Identity and Background.

The information in Item 2 of the Original Schedule 13D is hereby amended to change all references to “Halcon Resources LLC” to “HALRES LLC.”

Item 3.	Source and Amount of Funds or Other Consideration.

No modification is made to Item 3 of the Original Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended by adding the following information:

On April 24, 2012, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with GeoResources, Inc. (“GeoResources”), Leopard Sub I, Inc., a Colorado corporation and wholly-owned subsidiary of the Issuer (“Merger Sub”), and Leopard Sub II, LLC, a Delaware limited liability company and wholly-owned subsidiary of the Issuer (“Second Merger Sub”), pursuant to which the Issuer has agreed to acquire all the issued and outstanding shares of common stock of GeoResources for the consideration set forth in the Merger Agreement. Under the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into GeoResources, with GeoResources surviving as a direct wholly-owned subsidiary of the Issuer (the “Merger”), and shortly thereafter GeoResources will merge with and into the Second Merger Sub, with Second Merger Sub surviving as a direct wholly-owned subsidiary of the Issuer (the “Second Merger”).

Concurrent with, and as a condition to the willingness of GeoResources to enter into the Merger Agreement, and in order to induce GeoResources to enter into the Merger Agreement, Halcon entered into a Voting Agreement with GeoResources (the “Voting Agreement”) with respect to all of the shares of the Issuer’s common stock beneficially owned by Halcon (“Voting Agreement Shares”). During the term of the Voting Agreement, Halcon has agreed, among other things, to (i) vote all Voting Agreement Shares in favor of the approval and adoption of the Merger Agreement; (ii) not take any action that would in any way restrict, limit or interfere with the performance of its obligations under the Voting Agreement or the transactions contemplated by the Voting

CUSIP No. 40537Q100	Page 12 of 15 Pages

Agreement; and (iii) subject to certain exceptions, not sell or transfer the Voting Agreement Shares until the Voting Agreement terminates. The Voting Agreement terminates upon the earlier of (x) the closing of the Merger and (y) the termination of the Merger Agreement in accordance with its terms. The Voting Agreement also includes the grant by Halcon of an irrevocable proxy to Frank A. Lodzinski to vote and exercise all voting rights with respect to the matters described above.

The Voting Agreement is incorporated herein by reference and any descriptions herein of the Voting Agreement are qualified in their entirety by reference to the Voting Agreement.

Item 5.	Interest in Securities of the Issuer.

The information in Item 5 of the Original Schedule 13D is hereby amended in its entirety to read as follows:

(a) The following table describes the number of shares of Common Stock, including the shares of Common Stock issuable upon exercise of the Warrants, and the percent of outstanding Common Stock owned by the Reporting Persons. All percentages are calculated based upon 180,492,654 shares of Common Stock outstanding, which includes (i) 143,825,987 shares outstanding as of April 23, 2012 (as reported in the Form 8-K filed by the Issuer with the Commission on April 25, 2012) and (ii) 36,666,667 shares of Common Stock issuable upon exercise of the Warrants.

	Common Stock		Warrants
Name:	Sole:	Shared:	Sole:	Shared:	Percent of Class(1)
HALRES LLC	110,000,001	0	110,000,001	0	60.9%
EnCap Energy Capital Fund VIII, L.P.	0	110,000,001	0	110,000,001	60.9%
David B. Miller	0	110,000,001	0	110,000,001	60.9%
D. Martin Phillips	0	110,000,001	0	110,000,001	60.9%
Gary R. Petersen	0	110,000,001	0	110,000,001	60.9%
Robert L. Zorich	0	110,000,001	0	110,000,001	60.9%

(i) In accordance with SEC regulations under Section 13(d) of the Act, the percent shown in this column for each Reporting Person represents the number of shares of Common Stock beneficially owned by the Reporting Person plus the derivative securities exercisable within 60 days (on an as converted basis) owned by such Reporting Person divided by the number of shares outstanding plus the number of derivative securities (on an as converted basis) beneficially owned by such Reporting Person.

(b) Halcon has the sole power to vote or direct the vote and to dispose or direct the disposition of 110,000,001 shares of Common Stock.

EnCap Energy Capital Fund VIII, L.P. (“EnCap Fund VIII”) may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the shares of Common Stock owned by Halcon by virtue of having the contractual right to nominate a majority of the members of the board of managers of Halcon pursuant to Halcon’s limited liability company agreement.

EnCap Fund VIII is controlled indirectly by David B. Miller, D. Martin Phillips, Gary R. Petersen, and Robert L. Zorich, who are the controlling members of RNBD GP LLC (“RNBD”) and any action taken by RNBD to dispose or acquire securities has to be unanimously approved by all four members. RNBD is the sole member of EnCap Investments GP, L.L.C. (“EnCap Investments GP”), which is the general partner of EnCap Investments L.P. (“EnCap Investments LP”), which is the general partner of EnCap Equity Fund VIII GP, L.P. (“EnCap Fund VIIII GP”), which is the general partner of EnCap Fund VIII. Therefore, EnCap Investments GP, EnCap Investments LP and EnCap Fund VIII GP may also be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the shares of Common Stock owned by Halcon.

RNBD, EnCap Investments GP, EnCap Investments LP, EnCap Fund VIII GP and EnCap Fund VIII (collectively, the “EnCap Entities”) and each of the Reporting Persons disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interest therein, and this Schedule 13D shall not be deemed an admission that the Reporting Persons are the beneficial owners of the reported securities for purposes of Section 16 or for any other purpose.

CUSIP No. 40537Q100	Page 13 of 15 Pages

(c) None of the persons named in response to paragraphs (a) and (b) above has effected any transaction in the Common Stock during the past 60 days.

(d) Except as otherwise described herein, and to the knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the Common Stock deemed to be beneficially owned by them.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended by adding the following information:

The description of the Voting Agreement described in Item 4 is hereby incorporated by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit A	Securities Purchase Agreement, dated December 21, 2011, between Halcon Resources LLC and RAM Energy Resources, Inc. (incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K dated December 21, 2011 and filed with the Commission on December 22, 2011)

Exhibit B	Registration Rights Agreement, dated February 8, 2012, between Halcon Resources LLC and RAM Energy Resources, Inc. (incorporated by reference to Exhibit 4.3 of the Issuer’s Current Report on Form 8-K dated February 8, 2012 and filed with the Commission on February 9, 2012)

Exhibit C	Letter Agreement dated December 21, 2011 among Halcon Resources LLC, HALRES Management LLC, EnCap Energy Capital Fund VIII, L.P., Kellen Holdings, LLC, Mansefeldt Halcon Partners, Abilene Halcon Partners, Tejon Halcon Partners, and Mwewe Partners, LLC (incorporated by reference to Exhibit C to the Schedule 13D filed by Halcon Resources LLC, David B. Miller, D. Martin Phillips, Gary R. Petersen and Robert L. Zorich on February 17, 2012)

Exhibit D	Joint Filing Agreement dated February 17, 2012 (incorporated by reference to Exhibit D to the Schedule 13D filed by Halcon Resources LLC, David B. Miller, D. Martin Phillips, Gary R. Petersen and Robert L. Zorich on February 17, 2012)

Exhibit E	Voting Agreement dated April 24, 2012 (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K dated April 25, 2012 and filed with the Commission on April 25, 2012)

CUSIP No. 40537Q100	Page 14 of 15 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date: May 9, 2012

HALRES LLC

By:	/s/ Floyd C. Wilson
Name:	Floyd C. Wilson
Title:	President and Chief Executive Officer

/s/ David B. Miller
David B. Miller

/s/ D. Martin Phillips
D. Martin Phillips

/s/ Gary R. Petersen
Gary R. Petersen

/s/ Robert L. Zorich
Robert L. Zorich

CUSIP No. 40537Q100	Schedule 13D	Page 15 of 15 Pages

Exhibit Index

Exhibit A	Securities Purchase Agreement, dated December 21, 2011, between Halcon Resources LLC and RAM Energy Resources, Inc. (incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K dated December 21, 2011 and filed with the Commission on December 22, 2011)

Exhibit B	Registration Rights Agreement, dated February 8, 2012, between Halcon Resources LLC and RAM Energy Resources, Inc. (incorporated by reference to Exhibit 4.3 of the Issuer’s Current Report on Form 8-K dated February 8, 2012 and filed with the Commission on February 9, 2012)

Exhibit C	Letter Agreement dated December 21, 2011 among Halcon Resources LLC, HALRES Management LLC, EnCap Energy Capital Fund VIII, L.P., Kellen Holdings, LLC, Mansefeldt Halcon Partners, Abilene Halcon Partners, Tejon Halcon Partners, and Mwewe Partners, LLC (incorporated by reference to Exhibit C to the Schedule 13D filed by Halcon Resources LLC, David B. Miller, D. Martin Phillips, Gary R. Petersen and Robert L. Zorich on February 17, 2012)

Exhibit D	Joint Filing Agreement dated February 17, 2012 (incorporated by reference to Exhibit D to the Schedule 13D filed by Halcon Resources LLC, David B. Miller, D. Martin Phillips, Gary R. Petersen and Robert L. Zorich on February 17, 2012)

Exhibit E	Voting Agreement dated April 24, 2012 (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K dated April 25, 2012 and filed with the Commission on April 25, 2012)